Exhibit 99.2 - Part II, Item 1 of Tremont's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1994 (File No. 1-10126).



                           PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

    Reference is made to the 1993 Annual Report for descriptions of certain legal proceedings.


Tremont and consolidated subsidiaries

    In the previously-reported matter of Alan Russell Kahn v. Tremont Corporation, et al., the court heard oral arguments for the defendants' motion to dismiss in April 1994. The court denied the motion to dismiss and lifted the existing stay on discovery.


    In the previously-reported lawsuits arising out of the crash of a DC-10 aircraft in Iowa on July 19, 1989, TIMET, along with the other defendants in the dismissed cases, appealed the court's decision to allow dismissal of the earlier cases without first ruling on TIMET's pending motion for summary judgment. Oral arguments on this issue were heard by the Illinois Court of Appeals on November 16, 1993. On March 29, 1994, the appellate court ruled in favor of TIMET and remanded the case to the trial court with directions that it exercise its discretion in considering TIMET's pending motion for summary judgment. The decision of the appellate court is statutorily stayed pending any appeal to the Illinois Supreme Court by the parties involved.